December 4, 2018

George J. Schultze
Chief Executive Officer and President
Schultze Special Purpose Acquisition Corp.
800 Westchester Avenue, Suite 632
Rye Brook, NY 10573

       Re: Schultze Special Purpose Acquisition Corp.
           Registration Statement on Form S-1
           Filed November 20, 2018
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 28, 2018
           File No. 333-228494

Dear Mr. Schultze:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-Laws
Exclusive Forum Selection, page 82

1. We note that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
       Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
 George J. Schultze
Schultze Special Purpose Acquisition Corp.
December 4, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk, Legal Branch Chief, at
202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge J. Schultze
                                                      Division of Corporation
Finance
Comapany NameSchultze Special Purpose Acquisition Corp.
                                                      Office of Transportation
and Leisure
December 4, 2018 Page 2
cc:       Jason Simon
FirstName LastName